Greenberg Traurig, LLP

200 Park Avenue, MetLife Building

New York, NY 10166

Telephone (+1) 212 801 6416

Facsimile (+1) 212 805 5516

January 18, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Laura Nicholson
Special Counsel
Office of Transportation and Leisure

Re:	Corporación América Airports S.A.
Pre-Effective Amendment No. 3 to Registration Statement on Form F-1
Filed January 16, 2018
File No. 333-221916

Ladies and Gentlemen:

On behalf of Corporación América Airports S.A., a company incorporated in Luxembourg (the “Company”), and in response to recent discussions with the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), we are submitting for the Staff’s review and consideration proposed disclosure regarding use of proceeds (“Supplemental Disclosure”) to be included in a pre-effective amendment to the Company’s Registration Statement on Form F-1 to be filed with the SEC, in response to a previous Staff comment. As discussed, the Company would like to be in a position to request effectiveness of its Registration Statement, and therefore we request that the Staff review the Supplemental Disclosure on an expedited basis. The proposed Supplemental Disclosure is as follows:

Use of Proceeds

“The amounts and timing of our actual expenditures for general corporate purposes will depend on numerous factors, including the amount of cash generated by our operating subsidiaries, actual disbursements related to our capital expenditure programs by our operating subsidiaries, and other factors. We do not currently have any agreements or commitments for any material acquisitions of new concessions, and we therefore cannot estimate the amount of net proceeds that may be used for such purpose. Our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds from this offering. Pending the use of the net proceeds to us from this offering as described above, we intend to invest the net proceeds to us from this offering in short-term and long-term interest-bearing obligations, including government and investment-grade debt securities and money market funds.”

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Greenberg Traurig, LLP

200 Park Avenue, MetLife Building

New York, NY 10166

Telephone (+1) 212 801 6416

Facsimile (+1) 212 805 5516

Should you have any questions or comments relating to the foregoing Supplemental Disclosure, please feel free to contact me at (212) 801-6416 or by e-mail at rossellm@gtlaw.com.

Very truly yours,

/s/ Marc Rossell

Marc Rossell

cc:	Martin Francisco Antranik Eurnekian, Corporación América Airports S.A.
Raul G. Francos, Corporación América Airports S.A.
Andrés Zenaruzza, Corporación América Airports S.A.
Randolph Bullard, Greenberg Traurig, LLP
Eduardo Loiacono, Price Waterhouse & Co., S.R.L.

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